

April 5, 2013

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

      **Re:**    **QIWI plc**
               **Registration Statement on Form F-1**
               **Filed March 27, 2013**
               **File No. 333-187579**

Dear Mr. Solonin:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 14

As a foreign private issuer whose ADSs are listed on NASDAQ . . . ., page 28

1.  We note your response to comment 1 in our letter dated March 4, 2013.  Please also state in this risk factor that you have elected to follow Cypriot corporate governance practice with respect to the composition of your board of directors which, unlike the applicable Nasdaq rule, does not require that a majority of your directors be independent.  In this regard, we note your statement under "Appointment of Directors" on page 125.

Sergey Solonin
QIWI plc
April 5, 2013
Page 2

Adverse financial measures may be adopted in Cyrus in connection with its bailout, page 42

2.  Please continue to update your registration statement to reflect the current economic and
    financial situation in Cyprus and the way in which you may be affected by the current
    financial situation, including the Cyprus Economic Adjustment Program.

Taxation, page 142

Certain Cypriot Tax Considerations, page 142

3.  We note that Antis Triantafyllides & Sons LLC has proved a tax opinion as to matters of
    Cypriot tax law.  Accordingly, please state in this section that the disclosure in this
    section of the prospectus is the opinion of Antis Triantafyllides & Sons LLC and revise
    this section to clearly identify and articulate the opinion being rendered.  Please refer to
    Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.  Please
    also revise the heading of this section to refer to material, rather than certain, Cypriot tax
    considerations.  Please refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.  Please have your independent accountant revise the introductory paragraph to refer to the
    consolidated statements of financial position as of December 31, 2010 and 2011.  Please
    also have your independent accountant revise the opinion paragraph to render an opinion
    on the consolidated statements of financial position as of December 31, 2010 and 2011.

Consolidated cash flow statement, page F-4

5.  Please tell us the items and their amounts included in the interest expense/(income), net
    line item under adjustments to reconcile profit before income tax to net cash flows
    generated from operating activities for each year presented.  In doing so, please reconcile
    the amounts to the amounts of interest income and expense presented in the consolidated
    statement of comprehensive income and disclosed in footnote 23.

Notes to consolidated financial statements, page F-9

4. Significant accounting judgments, estimates and assumptions, page F-34

Share-based payments, page F-37

6.  We note that the fair value of the underlying shares was estimated based on valuations of
    your common stock utilizing the income approach (discounted cash flow) and the market
    approach (market multiples).  Please tell us how you weighted each approach used in

your valuation (i.e., discounted cash flow and market multiples).  Please also tell us what factors you considered in determining these weightings and how you determined such weightings were appropriate.

7.  We note your disclosure on page 80 that you utilize an analysis of publicly traded companies when applying the market approach.  Please tell us the names of the publicly traded comparable companies, their enterprise values to earnings, market prices and earnings and revenue multiples used in each of your valuation analyses for stock option grants during fiscal 2012 and subsequent thereto.  In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of common stock underlying the stock options.  In addition, please confirm if the same set of comparable publicly traded companies was used in estimating expected volatility.

8.  Please disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value of your common stock determined as of the date of your option grants during the past year.  This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Exhibit Index

Exhibit 8.1 – Form of Opinion of Antis Triantafyllides & Sons LLC

9.  Please have counsel revise the second paragraph under "Opinion" to state that the disclosure in the prospectus is counsel's opinion.  It is not sufficient to state that the disclosure is "correct in all material respects."  Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

10. Please have counsel delete as inappropriate the Qualifications set forth in paragraphs (b) and (c) on page 2 of the opinion.

11. We note counsel's statement that the opinion is "for the benefit of the addressees and may not be relied upon or communicated to a third party, without [counsel's] express consent."  Please note that investors are entitled to rely on counsel's opinion and ask counsel to revise this statement accordingly, or ensure that prospective investors are included among the addressees of the opinion.  Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

12. Please have counsel revise the opinion to consent to the prospectus discussion of counsel's opinion, the reproduction of the opinion as an exhibit, and to being named in the registration statement.  Please refer to Section IV of Staff Legal Bulletin No. 19.

Signatures

13. Please revise your signatures to identify and include the signature of your controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP